UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended March 31, 2004

Commission File Number: 333-98397

LINGO MEDIA INC.

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151 Bloor Street West, Suite 890, Toronto, Ontario Canada M5S 1S4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]          Form 40-F  [    ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]          No   [ X ]

Trading Symbols (LMD:TSX V; LNGMF:OTC BB) 151 Bloor St West, Suite 890 Toronto, Ontario Canada M5S 1S4 Tel : 416 927 7000 Fax : 416 927 1222 www.lingomedia.com
PRESS RELEASE	FOR IMMEDIATE RELEASE

Lingo Media Announces Restatement of First Three Quarters of 2004 and 2003 Due to Revised Accounting Policy

Toronto, Canada, March 29, 2005 – Lingo Media Inc. (LMD:TSX V; LNGMF:OTC BB) (the "Company" or "Lingo Media") announces that it has amended and restated its financial statements for the first three quarters of fiscal 2004 and 2003 as a result of a revision of its policy for recognition of revenues on a quarterly basis.  The summary of these changes is highlighted in the table below:

For greater detail and revised financial statements, see www.sedar.com.   The management discussion and analysis on these re-stated financial statements will be available and posted on www.sedar.com by April 15, 2005.

Lingo Media earns its royalty revenue in China from its key customer, People’s Education Press (“PEP”), a Chinese State-Owned Educational Publisher on the following basis:

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Finished Product Sales – PEP prints and sells Lingo Media’s English language learning programs to provincial distributors in China;

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Licensing Sales – PEP licenses Lingo Media’s English language learning programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media earns a significantly higher royalty rate from Finished Product Sales compared to Licensing Sales.

In accordance with a Co-Publishing Agreement between PEP and Lingo Media, PEP pays to Lingo Media a royalty on print runs of Finished Product Sales and a royalty on actual revenues of Licensing Sales.  PEP provides Lingo Media with print run reconciliations on a semi-annual basis as their reporting systems are unable to provide quarterly sales information.  Under the Co-Publishing Agreement, Lingo Media is entitled to invoice PEP on a quarterly basis at 40% of the prior six months actual sales.  Consequently, Lingo Media historically recorded estimates for Q1 and Q3 revenues based upon an amount that is equal to 40% of the prior six months royalties reported by PEP.  PEP then provides a reconciliation of the royalty revenues for Q1 and Q2 by the end of August and for Q3 and Q4 by the end of March.  These estimates have historically been close to actual results.

During 2004, the Chinese State Ministry of Education (“MOE”) mandated PEP to increase its market share by shifting from Finished Product Sales to Licensing Sales.  The Company was only informed of this change in 2005.  As a result of this new MOE stance, PEP had significantly reduced the size of its print runs for Finished Product Sales in 2004 and is now focusing on Licensing Sales.  The impact of this new policy stance resulted in significantly lower revenues from Finished Product Sales and only a marginal increase in Licensing Sales revenues in 2004.  Given this change in the royalty revenue mix, the Company will no longer record revenues based on estimates and will only recognize revenues based on reconciliations provided by PEP on a semi-annual basis.

The Company has implemented a revision in its revenue recognition policy on a retroactive basis. Lingo Media will now only recognize revenue at the end of June and at the end of December when it can reconcile to actual royalty revenues reported by PEP.  Funds received for Q1 and Q3 will be recorded as customer advances and not as revenues.  The Company has re-stated its Q1, Q2 and Q3 2004 financial statements to reflect this revision.

For 2003, the above revision of revenue recognition resulted in different numbers for Q1, Q2 and Q3 being recorded.  However, the aggregate revenues for the fiscal year did not change.  For 2004, the same revenue recognition change is now reflected in Q1, Q2 and Q3 as shown in the above table.  The Company, however, expects that there will be an overall reduction in revenue in fiscal 2004 in comparison with fiscal 2003.

PEP has recently provided Lingo Media with reconciled royalty amounts for 2004.  Revenues from Licensing Sales increased marginally as a result of the MOE’s new stance and at the same time revenues from Finished Product Sales declined significantly.  The decline in royalty revenue from Finished Product Sales was not off set by the increase in royalty revenue from Licensing Sales.  The Company plans to release its December 31, 2004 year-end audited results prior to April 30, 2005.  Lingo Media expects this shift from Finished Product Sales to Licensing Sales to continue in future periods as long as the MOE stance remains in effect and expects future Licensing Sales to increase and future Finished Products Sales to decrease which will result in an overall revenue reduction from these sources.

About Lingo Media Inc.

Lingo Media is a leading publisher of English language learning programs in China, incorporating print, audio/video cassette and CD-based products for students and teachers from pre-school through university. Founded in 1996, Lingo Media has an established presence in the Chinese educational market of more than 200 million English language students.  To date, over 90 million units from Lingo Media's library of more than 250 program titles have been published and sold in China.

For further information, contact:

Khurram Qureshi, CFO

Tel: (416) 927-7000 ext. 25

Toll Free Tel: (866) 927-7011

Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

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